EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months
	Ended
	June 30,
	2009	2008
	(Dollars in Millions)

Net income (loss) attributable to Tenneco Inc.	$(82)	$19
Add:
Interest expense	66	58
Portion of rentals representative of the interest factor	7	8
Income tax expense and other taxes on income	14	32
Noncontrolling interest	6	5
Amortization of interest capitalized	2	2
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	2	(3)

Earnings as defined	$15	$121

Interest expense	$66	$58
Interest capitalized	2	3
Portion of rentals representative of the interest factor	7	8

Fixed charges as defined	$75	$69

Ratio of earnings to fixed charges	0.20	1.75

NOTE: Earnings were inadequate to cover fixed charges by $60 million for the six months ended June 30, 2009.